NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

January 29, 2023

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maptelligent, Inc.
Offering Statement on Form 1-A
Filed January 4, 2024
File No. 024-12384

Ladies and Gentlemen:

This is in response to the letter of comment of the Staff dated January 22, 2024, relating to the captioned Offering Statement on Form 1-A of Maptelligent, Inc. (the “Company”). Each of the Staff’s comments are addressed below, seriatim:

Form 1-A filed January 4, 2024

Cover Page

1.

You disclose that you are offering shares of common stock "at a fixed price of $0.0003-0.0007 per share (to be fixed by post-qualification supplement)." Please revise to clarify when the fixed price for the offering will be established. Refer to Rule 253(c) and 253(g)(1).

Please be advised that the first paragraph of the Cover Page has been revised, in response to such comment.

2.	Please revise your cover page to include the legend required by Rule 254(a) of Regulation A. Refer to paragraph (a)(4) of Part II of Form 1-A for guidance.

Please be advised that the required legend has been included at the top of the Cover Page has been revised, in response to such comment.

Business, page 17

3.

Please revise here, in the Summary, and in the Risk Factors, as appropriate, to clarify whether you own the key intellectual property that you rely on for your business. In addition, revise throughout the offering statement to more clearly explain the extent to which your business involves reselling products or services.

Please be advised that, in response to such comment, the disclosure throughout the offering statement has been revised to reflect properly the Company’s lack of ownership of any of the intellectual properties that it uses in delivering its services.

Executive Compensation, page 31

4.	Please update your executive compensation for the fiscal year ended December 31, 2023. Refer to Item 11(b) of Form 1-A.

Please be advised that the subject disclosure has been updated, in response to such comment.

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Exhibits

5.

We note your exhibit index lists your articles of incorporation as Exhibit 2.1. However, we are unable to locate your articles of incorporation incorporated by reference to your registration statement on Form S-1 filed June 14, 2017. Please file the articles of incorporation that includes the amount of your authorized stock.

Please be advised that the Company’s articles of incorporation, including amendments, have been refiled, in response to such comment.

6.

We note that GreenGrowth CPAs issued a report with respect to the audited financial statements included with your filing. However, page 34 of your offering circular and your exhibit index refers to the report and consent of Heaton & Company as your independent registered public accounting firm. In addition, the actual auditor's consent filed as Exhibit 11.1 has been signed by Pinnacle Accountancy Group of Utah. Please file an updated consent of your independent public accountants to address this discrepancy. Also, revise your disclosure to address any name changes to the auditors who issued the report with respect to the audited financial statements included with your filing.

Please be advised that the scrivener’s error that caused the auditor report / auditor consent discrepancy has been revised and a new consent filed.

Please be further advised that disclosure relating to the Company’s auditor changes has been included at the beginning of the Management’s Discussion and Analysis section.

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We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By:	/s/ Eric Newlan
Eric Newlan
Managing Member

cc: Maptelligent, Inc.

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